UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

IBP, INC.
(Name of Subject Company)

LASSO ACQUISITION CORPORATION
TYSON FOODS, INC.
(Name of Filing Persons-Offeror)

COMMON STOCK, PAR VALUE $.05 PER SHARE
(Title of Class of Securities)

_______________

449223106
(Cusip Number of Class of Securities)

LES BALEDGE
TYSON FOODS, INC.
2210 West Oaklawn Drive
Springdale, Arkansas 72762
Telephone: (501) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Mel M. Immergut
Lawrence Lederman
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5732

CALCULATION OF FILING FEE

Transaction Valuation ______________	Amount of Filing fee ______________
Not applicable.	Not applicable.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of IBP, inc. At the time the tender offer is commenced, Tyson Foods, Inc. will file a Tender Offer Statement and IBP, inc. will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of IBP, inc., at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

Attached is a copy of the Joint Press Release issued by Tyson Foods, Inc. and IBP, inc. on June 27, 2001.

Tyson and IBP Agree On Merger Terms
Springdale, Arkansas - June 27, 2001 - Tyson Foods, Inc. (NYSE: TSN) and IBP, inc. (NYSE: IBP) today announced the Delaware Chancery Court approved their revised merger plans. Under a Stipulation and Order modifying the existing merger agreement, Tyson will acquire all outstanding shares of IBP on the same economic terms provided by the original agreement.

As in the original agreement, Tyson will pay $30.00 in cash for 50.1% of IBP's common shares and the remaining IBP shares will be converted into Tyson Class A common stock. The stock portion of the consideration is subject to a maximum exchange ratio of 2.381 and a minimum exchange ratio of 1.948 Tyson Class A common shares if Tyson's average trading price for an agreed period of time is outside the range or "collar" of $12.60 and $15.40.

Under the modified agreement Tyson will commence a cash tender offer to purchase up to 50.1% of the outstanding shares of IBP no later than July 5, 2001 and will complete the offer no later than September 1, 2001, subject to terms and conditions set forth in the merger agreement, as modified. Conversion of remaining IBP shares will occur no later than November 15, 2001, subject to terms and conditions set forth in the merger agreement, as modified.

John Tyson, chairman, president and CEO of Tyson Foods, said, "Today's step moves us down the road to our vision, creating the world's leading protein provider. Combining these two companies is strategically compelling. It allows us to better serve our customers in today's consolidating marketplace and will produce value for shareholders."

Dick Bond, IBP president and COO, said, "We are happy about the future and will focus our energy on creating value through combining and growing these two great companies. We at IBP look forward to working with John and the Tyson management team to achieve our vision."

The transaction, which will result in a combined company with approximately 28% share of the beef market, 25% share of the chicken market, and 18% share of the pork market, has already achieved regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act.

A copy of the Stipulation and Order pursuant to which the Merger Agreement was modified will be available at <http://www.tyson.com/investorrel/ibp/order.pdf>.

About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,000 contract growers in 100 communities. Tyson has operations in 18 states and 16 countries and exports to 79 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Tyson's Cobb-Vantress subsidiary is a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original® brand, as well as a leading provider of live swine.

About IBP, inc.
IBP, inc., headquartered in Dakota Dunes, South Dakota, is the world's largest supplier of premium fresh beef and pork products, with more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated annual sales exceeding $16.9 billion in 2000, employs 52,000 people.

Forward Looking Statements
Certain statements contained in this communication are "forward-looking statements," such as statements relating to future events and the proposed Tyson merger with IBP. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed merger; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION:
TYSON'S OFFER WILL BE MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND PROPOSED MERGER WITH IBP WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended and such Tyson stock would be offered only by means of a prospectus complying with the Act.

For further information, contact Corporate Public Relations Manager Ed Nicholson <mailto:nicholsone@tyson.com> at (501) 290-4591.